Duke Energy®

2007 SUMMARY ANNUAL REPORT

Building bridges to a low-carbon future



In 2007, we provided energy when our customers needed it, made plans to build new plants to meet growing demand, developed a new way to promote energy efficiency and continued to confront our industry's biggest challenge — global climate change. As one of the largest emitters of carbon dioxide in the world, we believe we have the responsibility to lead in bridging the gap between today's high-carbon economy and a low-carbon future. This report examines the bridges we are building to reduce our carbon footprint to benefit our current and future stakeholders.

CONTENTS:

BUILDING BRIDGES TO A LOW-CARBON FUTURE:







Where we are now 10

We are the third largest emitter of carbon dioxide (CO_2) in the United States — emitting more than 100 million tons last year. We've significantly reduced our non-carbon emissions over the last 20 years and with the right technologies, we believe we can do the same with CO_2. We are working to find solutions to this challenge that will protect and benefit our stakeholders.

Where we are going 12

We are assessing what it would take to cut our CO_2 emissions in half — to approximately 50 million tons — by 2030 and the implications of such an effort. By then, we will likely have replaced our oldest coal-fired power plants with advanced cleaner-coal and other technologies, including nuclear power, natural gas, renewable energy and greater use of energy efficiency.

How we will get there 14

We are taking five major steps to build bridges to a low-carbon future. We're shaping public policy, pursuing new technology, building projects and talent, balancing diverse interests and taking a long view so we can continue to create value for our stakeholders in the future.

For more information about our sustainability activities and environmental progress, please see the Duke Energy 2007|2008 Sustainability Report on the company Web site: www.duke-energy.com.

2007 Financial Highlights[a]

(In millions, except per-share amounts)	**2007**	2006	2005	2004	2003[c]
Statement of Operations					
Total operating revenues	**$12,720**	$10,607	$ 6,906	$ 6,357	$ 6,006
Total operating expenses	**10,222**	9,210	5,586	5,074	6,550
Gains on sales of investments in commercial and multi-family real estate	**—**	201	191	192	84
(Losses) gains on sales of other assets and other, net	**(5)**	223	(55)	(435)	(202)
Operating income (loss)	**2,493**	1,821	1,456	1,040	(662)
Total other income and expenses	**428**	354	217	180	326
Interest expense	**685**	632	381	425	431
Minority interest expense (benefit)	**2**	13	24	(15)	(79)
Income (loss) from continuing operations before income taxes	**2,234**	1,530	1,268	810	(688)
Income tax expense (benefit) from continuing operations	**712**	450	375	192	(288)
Income (loss) from continuing operations	**1,522**	1,080	893	618	(400)
(Loss) income from discontinued operations, net of tax	**(22)**	783	935	872	(761)
Income (loss) before cumulative effect of change in accounting principle	**1,500**	1,863	1,828	1,490	(1,161)
Cumulative effect of change in accounting principle, net of tax and minority interest	**—**	—	(4)	—	(162)
Net income (loss)	**1,500**	1,863	1,824	1,490	(1,323)
Dividends and premiums on redemption of preferred and preference stock	**—**	—	12	9	15
Earnings (loss) available for common stockholders	**$ 1,500**	$ 1,863	$ 1,812	$ 1,481	$ (1,338)
Ratio of Earnings to Fixed Charges	**3.7**	2.6	2.4	1.6	—[b]
Common Stock Data					
Shares of common stock outstanding[d]					
Year-end	**1,262**	1,257	928	957	911
Weighted average — basic	**1,260**	1,170	934	931	903
Weighted average — diluted	**1,266**	1,188	970	966	904
Earnings (loss) per share (from continuing operations)					
Basic	**$ 1.21**	$ 0.92	$ 0.94	$ 0.65	$ (0.44)
Diluted	**1.20**	0.91	0.92	0.64	(0.44)
(Loss) earnings per share (from discontinued operations)					
Basic	**$ (0.02)**	$ 0.67	$ 1.00	$ 0.94	$ (0.86)
Diluted	**(0.02)**	0.66	0.96	0.90	(0.86)
Earnings (loss) per share (before cumulative effect of change in accounting principle)					
Basic	**$ 1.19**	$ 1.59	$ 1.94	$ 1.59	$ (1.30)
Diluted	**1.18**	1.57	1.88	1.54	(1.30)
Earnings (loss) per share					
Basic	**$ 1.19**	$ 1.59	$ 1.94	$ 1.59	$ (1.48)
Diluted	**1.18**	1.57	1.88	1.54	(1.48)
Dividends per share[e]	**0.86**	1.26	1.17	1.10	1.10
Balance Sheet					
Total assets	**$49,704**	$68,700	$54,723	$55,770	$57,485
Long-term debt including capital leases, less current maturities	**$ 9,498**	$18,118	$14,547	$16,932	$20,622

a Significant transactions reflected in the results above include: 2007 spinoff of the natural gas businesses (see Note 1 to the Consolidated Financial Statements in Duke Energy's 2007 Form 10-K, "Summary of Significant Accounting Policies"), 2006 merger with Cinergy (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2007 Form 10-K, "Acquisitions and Dispositions"), 2006 Crescent joint venture transaction and subsequent deconsolidation effective September 7, 2006 (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2007 Form 10-K, "Acquisitions and Dispositions"), 2005 DENA disposition (see Note 13 to the Consolidated Financial Statements in Duke Energy's 2007 Form 10-K, "Discontinued Operations and Assets Held for Sale"), 2005 deconsolidation of DCP Midstream effective July 1, 2005 (see Note 13 to the Consolidated Financial Statements in Duke Energy's 2007 Form 10-K, "Discontinued Operations and Assets Held for Sale"), 2005 DCP Midstream sale of TEPPCO (see Note 13 to the Consolidated Financial Statements in Duke Energy's 2007 Form 10-K, "Discontinued Operations and Assets Held for Sale") and 2004 sale of the former DENA Southeast plants.

b Earnings were inadequate to cover fixed charges by $746 million for the year ended December 31, 2003.

c As of January 1, 2003, Duke Energy adopted the remaining provisions of Emerging Issues Task Force (EITF) 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and for Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-03) and SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). In accordance with the transition guidance for these standards, Duke Energy recorded a net-of-tax and minority interest cumulative effect adjustment for change in accounting principles.

d 2006 increase primarily attributable to issuance of approximately 313 million shares in connection with Duke Energy's merger with Cinergy (see Note 2 to the Consolidated Financial Statements in Duke Energy's 2007 Form 10-K, "Acquisitions and Dispositions").

e 2007 decrease due to the spinoff of the natural gas businesses to shareholders on January 2, 2007 as dividends subsequent to the spinoff were split proportionately between Duke Energy and Spectra Energy such that the sum of the dividends of the two stand-alone companies approximates the former total dividend of Duke Energy prior to the spinoff.

See Notes to Consolidated Financial Statements in Duke Energy's 2007 Form 10-K.

Chairman's Letter to Stakeholders

Dear fellow investors, customers, employees and all who have an interest in our success — our partners, suppliers, policymakers, regulators and communities:



JAMES E. ROGERS
Chairman, President and Chief Executive Officer

We believe that all companies should have great aspirations. At Duke Energy, we have two aspirations that guide our planning and serve as a bridge to the future: (1) Modernize and decarbonize our generation fleet, and (2) Help make the communities we serve the most energy efficient in the world.

These aspirations are grounded in our commitments to provide our customers with clean, affordable and reliable electric and gas services, and to allocate capital over the long term to grow earnings for investors.

Our aspirations are also shaped by the ongoing debate over how to address global climate change. They are action-based. They recognize our intent to ensure that rules limiting greenhouse gas (GHG) emissions will fairly balance the needs of all of our stakeholders.

In this letter I will describe how we are building bridges to a low-carbon future. My confidence in our ability to succeed is based on the dedication of our people. Their hard work and perseverance was evident in our 2007 results.

"Most of the electricity generated in this country is fueled by four natural resources: coal, uranium, natural gas and water. We include a fifth fuel — energy efficiency. By helping our customers use power more efficiently, we can help them save money and reduce the need for new power plants."

2007 — A STRONG, PRODUCTIVE YEAR

Last year, we faced weather-related challenges of record-setting summer heat throughout our service territory and a persistent drought in the Carolinas. We continued to make progress in integrating our 2006 merger with Cinergy, and we completed the spinoff of our natural gas businesses. The people of Duke Energy met these challenges while achieving solid results in customer service and operations.

- ***We increased earnings per share and total return:*** Ongoing diluted earnings per share of $1.24 in 2007 exceeded 2006 ongoing diluted earnings per share of $0.99. Duke Energy's total shareholder return (TSR) — a combination of the change in stock price plus dividends paid out — was more than 9 percent in 2007. This beat the S&P 500 index TSR of 5.5 percent.
- ***We achieved constructive legislative and regulatory outcomes:*** We received approvals to build two new advanced coal plants in Indiana and North Carolina. Thanks to the diligent work of our teams, we received final air permits for both in January 2008. We helped pass comprehensive energy legislation in North Carolina and South Carolina. The legislation enables the more timely recovery of certain operating costs, such as the reagents and chemicals we use in our environmental equipment on our coal plants. And it allows more timely recovery of the financing costs associated with the construction of new baseload generation. In North Carolina, we settled our rate case, which reduced industrial, commercial and residential rates without a material impact on 2008 earnings. In Ohio, we continue to support legislation that will ensure future rate certainty for our customers in that state.
- ***We grew our renewable energy portfolio:*** Our Commercial Businesses acquired 1,000 megawatts of wind power assets planned or under development in the western and southwestern United States. We also began construction of two small hydroelectric power plants in Brazil.
- ***We dedicated ourselves to customer service and economic development:*** We achieved improvements in our key internal satisfaction measures for all customer classes. Economic development efforts helped stimulate new capital investments and new jobs in our five-state service territory.
- ***We met productivity targets:*** Our nuclear and coal plants performed superbly when we needed them the most. Our nuclear fleet had its third-best year ever for capacity. Despite the drought, careful management of our coal and hydro units enabled us to successfully meet our customers' record demand for both peak and baseload power.

BUILDING BRIDGES TO A LOW-CARBON FUTURE

In 2008, we'll continue to focus on delivering results for both customers and investors in our basic business. At the same time, we will continue to chip away at the most difficult challenge in the history of our industry: global climate change.

Demand for electricity is growing locally and globally. Each year, Duke Energy alone is adding approximately 40,000 to 60,000 new customers in the Carolinas, and 11,000 to 16,000 new customers in the Midwest. This means we will need more than 6,000 megawatts of new generating capacity by 2012. According to the U.S. Department of Energy, nationwide power demand will grow approximately 35 percent by 2030.

At the same time, evidence is growing that carbon dioxide (CO_2) released into the atmosphere from burning fossil fuels is creating conditions that could change our way of life. Scientists know climate change is a problem, yet they aren't able to accurately predict its full scope. I leave the science to the scientists, but as an energy company CEO, I have a responsibility to protect our assets against such risks — to meet the need for power, without risking our children's futures.

We must plan ahead. It takes five or more years to build a new baseload coal plant, and 10 to 15 years to build a new nuclear plant. To ensure we can deliver reliable and affordable power to our customers, we have to start now. But today, we lack advanced technologies that can achieve this seemingly impossible dual mission: high growth and low carbon. Consequently, we have developed a multi-pronged strategy to bridge the gap between our current high-carbon economy and a low-carbon future.

Let me explain in this letter how the people of Duke Energy are building four bridges: (1) from "production" (making watts) to "efficiency" (saving watts); (2) from conventional to unconventional generating technologies; (3) spanning investor expectations and new regulatory rules; and (4) from following the status quo to leading with forward-looking policies.

THE FIRST BRIDGE: FROM PRODUCTION (MAKING WATTS) TO EFFICIENCY (SAVING WATTS)

Most of the electricity generated in this country is fueled by four natural resources: coal, uranium, natural gas and water. We include a fifth fuel — energy efficiency. By helping our customers use power more efficiently, we can help them save money and reduce the need for new power plants. In aggregate, energy efficiency investments are the least expensive and most environmentally benign source of energy for our customers.

Why isn't more being done to promote energy efficiency? As co-chair of the National Action Plan on Energy Efficiency and the Alliance to Save Energy, I reviewed state regulatory plans for energy efficiency. We found that many utilities don't invest in such programs, because the current regulatory framework is biased against investments in energy efficiency in favor of putting steel in the ground. Our goal is to change that regulatory paradigm so that earnings from energy efficiency are on a par with earnings from investments in new power plants.

In 2007, we introduced Duke Energy's energy efficiency plan, which is designed to set investment returns for the costs and savings of energy efficiency programs. Customers would benefit because they would pay 10 to 15 percent less for energy efficiency than for a new power plant. We filed for regulatory approval of this plan in Indiana, North Carolina and South Carolina. As I was writing this letter, we reached

2007 MAJOR ACHIEVEMENTS

FIRST QUARTER

- Completed the spinoff of Spectra Energy.
- Received approval to build an 800-megawatt advanced coal-fired unit at our Cliffside station in western North Carolina (final air permit received in January 2008).

SECOND QUARTER

- Issued first Sustainability Report.
- Filed energy efficiency plan in North Carolina.
- Helped pass comprehensive energy legislation in South Carolina that provides for the recovery of new nuclear plant financing costs during the construction phase and allows recovery of costs of certain reagents used in emission removal.
- Acquired 1,000 megawatts of wind energy assets under development in the western and southwestern United States.

THIRD QUARTER

- Met customers' demand for electricity during record-setting summer heat throughout the service territory and record-setting drought in the Carolinas.
- Helped pass comprehensive energy legislation in North Carolina that enables the recovery of new plant financing costs during the construction phase and allows recovery of costs of certain reagents used in emission removal. The legislation includes a workable renewable energy and energy efficiency portfolio standard.
- Filed energy efficiency plan in South Carolina.

FOURTH QUARTER

- Filed energy efficiency plan in Indiana.
- Received remand order affirming the Ohio rate stabilization plan. The ruling maintains the current price and provides for the continuation of existing rate components.
- Received approval to build a 630-megawatt cleaner-coal integrated gasification combined cycle (IGCC) power plant in southwestern Indiana (final air permit received in January 2008).
- Settled rate case in North Carolina, which reduced industrial, commercial and residential rates with no material impact on 2008 earnings.
- Filed applications with state regulators for certificates of public convenience and necessity to add two 620-megawatt combined cycle, natural gas-fired units at two existing power plants in North Carolina.
- Submitted a combined construction and operating license application to the U.S. Nuclear Regulatory Commission for the proposed 2,234-megawatt Lee Nuclear Station in Cherokee County, S.C.
- 2007 ongoing diluted earnings per share of $1.24 exceeded 2006 ongoing diluted earnings per share of $0.99.

FULL YEAR

- Continued push for federal cap-and-trade legislation limiting greenhouse gas emissions.

"In aggregate, energy efficiency investments are the least expensive and most environmentally benign source of energy for our customers."

a partial settlement in South Carolina for our plan. We expect to file similar plans in Ohio and Kentucky in 2008.

We were pleased that in February 2008, the Alliance to Save Energy, the American Council for an Energy-Efficient Economy and the Energy Future Coalition endorsed our energy efficiency model as "an innovative and promising new direction for the company and its customers."

Building the smart grid — the backbone of reliability

In 2007, we began installing smart meters in Charlotte, N.C., Cincinnati, Ohio, and northwestern South Carolina. Turning analog meters into digital or smart meters enables real-time communication between our power grids and our customers' homes. This will help our customers monitor and manage their power consumption. We have about 7,500 smart meters in place today. With appropriate regulatory recovery, we expect to install an additional 60,000 by the end of 2009.

Over the next five years, we plan to spend about $1 billion to digitize our distribution system. These improvements will help us better balance supply and demand, pinpoint trouble sooner, and restore outages faster or avoid them altogether.

THE SECOND BRIDGE: FROM CONVENTIONAL TO UNCONVENTIONAL GENERATING TECHNOLOGIES

Our energy efficiency focus is vital to providing reliable and cost-effective electricity in the future. But efficiency alone cannot satisfy growing demand and at the same time reduce our CO_2 emissions. We must do more. Instead of looking for a "silver bullet" strategy, we are taking a "silver buckshot" approach. Using new technologies, we plan to build an efficient generation portfolio powered by coal, nuclear, natural gas and renewables. Over the next five years, we plan to invest approximately $23 billion (almost equal to our current market cap) to make our entire system more efficient, retire inefficient plants and increase renewable generation.

Advanced coal technologies

When people ask, "How can a company committed to a low-carbon future continue to build new coal plants?" I remind them of these key facts: Today, coal accounts for about 50 percent of our nation's total electric generation. In the United States, Duke Energy's system is about 70 percent coal. We burn coal today because it is the most abundant and economical fuel available for large-scale reliable power generation. We are finding ways to use coal more efficiently and cleanly.

Indiana regulators approved our four-year plan to build a cleaner-coal integrated gasification combined cycle (IGCC) plant. The 630-megawatt Edwardsport plant is currently expected to cost approximately $2 billion. To encourage this new technology, the project will receive $460 million in local, state and federal tax incentives and credits.

The new plant will be one of the cleanest and most efficient coal-fired power plants in the world. It will emit less sulfur dioxide (SO_2), nitrogen oxides (NO_x) and particulates than the plant it replaces — while providing more than 10 times the power of the existing plant. The current 160-megawatt plant emits about 13,000 tons of SO_2, NO_x and particulates annually and runs about 30 percent of the time. By comparison, a new 630-megawatt IGCC plant running 100 percent of the time will emit about 2,900 tons of the same pollutants. It will also use about 11 million gallons of water a day, compared to the current plant, which uses almost 190 million gallons daily.

Eventually we hope to be able to capture and permanently store the CO_2 emitted from this plant in nearby underground formations, keeping it out of the atmosphere.

North Carolina regulators approved our plan to build a new 800-megawatt unit at our Cliffside Steam Station. At a cost of approximately $2.4 billion, this plant will use supercritical coal-combustion technology, which is 30 percent more efficient than the units it will replace. As a result, it will generate twice the amount of electricity of the existing plant with only one-seventh of the SO_2, one-third of the NO_x and one-half the mercury emissions. The new unit's air permit includes limits on SO_2 and NO_x emissions that are stricter than current state and federal rules. The state's mercury limits are already more stringent than federal rules. The project will receive $125 million in federal clean-coal tax credits.

We also agreed to implement a unique CO_2 mitigation plan for Cliffside. As part of that plan, we will retire the plant's four older coal units by 2012 and shut down 800 megawatts of other older coal units by 2018. In addition, we agreed to invest 1 percent or approximately $50 million of our North Carolina revenues from our regulated operations each year in energy efficiency, pending appropriate regulatory approval.

Natural gas

Natural gas emits less CO_2 than coal, but it is more expensive — so we use it judiciously in our portfolio. We filed with our regulators to build two 620-megawatt gas-fired units, one each at our Buck and Dan River steam stations in North Carolina. Last year, we purchased nearly 1,300 megawatts of gas-fired generation in the Midwest and North Carolina, adding to our existing gas assets.

Non-fossil fuel: nuclear and renewable energy

Today, approximately 28 percent of the power we generate in the United States comes from zero CO_2-emitting nuclear and renewable energy — about 5,000 megawatts of nuclear capacity and about 3,200 megawatts of hydroelectric capacity. We also have more than 3,100 megawatts of hydroelectric capacity in South America.

To reduce CO_2 emissions and meet demand growth, nuclear power must play an even larger role in our portfolio. In December, we filed an application with the Nuclear Regulatory Commission for a combined construction and operating license for our proposed two-unit, 2,234-megawatt Lee Nuclear Station in South Carolina. We also filed with South Carolina regulators to invest and recover up to $230 million in the plant's upfront development costs. We saw similar cost recovery assurance legislation pass in North Carolina. Assuming timely regulatory approvals, we would anticipate unit 1 coming on line in 2018.

We will also increase our use of renewable energy, by adding wind, solar and biomass to our hydroelectric capacity. We will add up to 200 megawatts from renewable sources to serve our Indiana customers, and we are purchasing renewable energy capacity to supply our North Carolina customers starting in 2012. As noted earlier, our nonregulated business is also building a renewable energy portfolio. When completed, these projects will sell wholesale power to other utilities. We expect the first 240 megawatts of these nonregulated assets to come on line in 2008 and 2009.

THE THIRD BRIDGE: SPANNING INVESTOR EXPECTATIONS AND NEW REGULATORY RULES

During the 1970s and 1980s, the industry invested trillions of dollars to build new baseload generation. The result was a sobering demonstration of the limitations of traditional rate-of-return regulation — for both customers and investors. This construction binge resulted in rate shocks for customers, cost overruns, the cancellation of half-finished plants and ultimately red ink for shareholders.

In the 1990s, we turned to the deregulation of power markets, relying on market signals to build new generation cost-effectively. But these experiments produced other undesirable outcomes: overbuilding in premium fuels such as natural gas and the under-recovery of true investment costs.

The lessons are clear to customers, investors, regulators and policymakers. We need new rules based on what we learned from both building eras. Customers and investors can both benefit when regulators reduce the time between when we invest and when we start recovering our investments.

OUR MISSION, OUR VALUES

Our Mission

At Duke Energy, we make people's lives better by providing gas and electric services in a sustainable way. This requires us to constantly look for ways to improve, to grow and to reduce our impact on the environment.

Our Values

- ***Caring*** — We look out for each other. We strive to make the environment and communities around us better places to live.
- ***Integrity*** — We do the right thing. We honor our commitments. We admit when we're wrong.
- ***Openness*** — We're open to change and to new ideas from our co-workers, customers and other stakeholders. We explore ways to grow our business and make it better.
- ***Passion*** — We're passionate about what we do. We strive for excellence. We take personal accountability for our actions.
- ***Respect*** — We value diverse talents, perspectives and experiences. We treat others the way we want to be treated.
- ***Safety*** — We put safety first in all we do.

"As the third largest emitter of CO_2 in the United States, I believe we have a responsibility to provide policy leadership. We must imagine a low-carbon future for our grandchildren and act to lower CO_2 emissions now. Achieving a low-carbon future will require rigorous engineering solutions, continuing technological discoveries, the political will to bridge local interests and global needs, and leaps of imagination."

In 2007, South Carolina passed comprehensive energy legislation that includes provisions allowing recovery of new nuclear plant financing costs during the construction phase. Similarly, North Carolina lawmakers passed legislation that allows us to seek plant financing costs through a rate case. This legislation enables us to synchronize capital spending and rate cases associated with our major investments. The North Carolina law also provided a workable renewable energy and energy efficiency portfolio standard requiring investor-owned utilities to supply 12.5 percent of their power from renewable energy sources by 2021.

This far-thinking leadership will allow us to build new plants so we can deliver reliable and affordable service to our customers while reducing the risk of regulatory lag.

Our strong balance sheet allows us to fund our ambitious five-year building program without issuing public equity. Beginning in 2010, we expect to raise equity of about $200 million per year through our dividend reinvestment and internal benefit programs.

THE FOURTH BRIDGE: FROM FOLLOWING THE STATUS QUO TO LEADING WITH FORWARD-LOOKING POLICIES

I've described actions we are taking in our service territory to meet our growing demand for power and reduce our carbon footprint. With these steps, we will achieve our aspirations of modernizing and decarbonizing our fleet and making our communities more energy efficient.

But we must do more. As the third largest emitter of CO_2 in the United States, I believe we have a responsibility to provide policy leadership. We must imagine a low-carbon future for our grandchildren and act to lower CO_2 emissions now. Achieving a low-carbon future will require rigorous engineering solutions, continuing technological discoveries, the political will to bridge local interests and global needs, and leaps of imagination.

In 2007, we worked to win Congressional support of cap-and-trade rules to control GHG emissions, so that all businesses can calculate the investment needed to reduce their carbon footprints. We advocated for legislation that treats all industries and regions of the nation fairly and ensures that utility customers in high coal-using states aren't penalized. We believe a cap-and-trade approach is the fairest and most equitable and practical way to achieve a 60 to 80 percent reduction in our nation's GHG emissions by 2050.

We also need new ways to fund research, development and deployment of CO_2-reducing technologies. Without such funding, we won't make it across the bridge to a low-carbon future.

More business, political and community leaders are stepping forward to cross that bridge. They're not waiting for others to act. Such leaders are also emerging in our company. They and their colleagues know it's easier not to rock the boat. Yet they've chosen to act and to take personal responsibility for their results. They've chosen to lead with integrity, discipline, vision and compassion — and help prepare and develop our workforce for the future.

During the next five years, we expect almost a third of that workforce to retire. This presents both a recruitment challenge and a great opportunity to grow talent within the company. One of my team's top priorities is development of a highly talented workforce that has the skill and the will to position us for a low-carbon future.

FOCUSED ON GROWTH

Based on current assumptions, we expect to grow ongoing diluted earnings at 5 to 7 percent compounded annually through 2012. We've set our 2008 employee incentive target at $1.27, based on ongoing diluted earnings per share. Our growth objectives are supported by our commitment to balance the needs of our stakeholders, including future generations.

Our many accomplishments this past year were possible because of the diligence, hard work and imagination of the people of Duke Energy. I thank them on your behalf, and mine.

The catalysts to increase future earnings will be continuing cost management, execution on our investment-recovery strategy and steady organic growth. This represents a strong value proposition for our investors, and one that allows us to honor commitments to all of our stakeholders.

We will focus on these priorities as we continue to build bridges to a low-carbon future. I look forward to working together with you to achieve that goal.

James E. Rogers

JAMES E. ROGERS
Chairman, President and
Chief Executive Officer

March 7, 2008

Leadership on Climate Disclosure

Investors, customers and other stakeholders need to know the risks and opportunities the company will face in a world of tightening greenhouse gas constraints. They also want to know what the company is doing to position itself for success in a low-carbon future.

As part of its commitment to transparency, Duke Energy has been reporting its carbon dioxide (CO_2) emissions to the U.S. Department of Energy and to the U.S. Environmental Protection Agency since 1995. For the past five years, the company has also participated in the Carbon Disclosure Project (CDP). The CDP is an independent organization that works with shareholders and participating companies who voluntarily share their assessment of the business risks and opportunities they face due to climate change and the associated regulatory requirements. Duke Energy's current CDP report can be found at www.cdproject.net and on the company Web site at www.duke-energy.com/environment/reports/carbon-disclosure-project.asp.

Duke Energy's SEC Form 10-K for 2007 included a detailed assessment of the climate policy debate in Washington and potential costs customers could see under specific legislative proposals. (This form can also be accessed on the company Web site.) The company pointed out that compliance costs will be highly dependent on allowance prices, and will be tied closely to Congress' decision with respect to the allocation of allowances.

In January 2008, Duke Energy agreed to participate in The Climate Registry (TCR) as a Founding Reporter. TCR represents a collaboration of 39 U.S. states, seven Canadian provinces and two Mexican states. Participants in the registry agree to report their greenhouse gas emissions using a common platform. A more detailed description can be found by visiting www.theclimateregistry.org.

In 2007, Duke Energy joined the Advisory Committee of the Climate Disclosure Standards Board (CDSB) — an international partnership of seven organizations formed to establish a generally accepted framework for corporate climate change risk-related reporting. The board's long-term goal is to ensure that companies file these reports with regulatory authorities as part of their annual financial reporting. More information is available at www.weforum.org.

Duke Energy has agreed to participate this year in the CDSB's pilot program to "road test" the template, which includes emissions disclosure, physical risks, regulatory risks and risk management strategy. Once the program is up and running in 2009, completed reports will be posted on the Web sites of participating companies.

These are some of the ways Duke Energy is working to keep its stakeholders informed about its strategy for addressing climate change and the associated regulatory risk, now and in the future. For more information on the company's climate disclosure and overall transparency efforts, please also see Duke Energy's 2007|2008 Sustainability Report on the company Web site.



Where we are now

Duke Energy is one of the largest electricity suppliers in North and South America. We serve our retail and wholesale customers reliably and affordably with approximately 40,000 megawatts of electric generating capacity fueled from coal, nuclear, natural gas, hydroelectric and a growing portfolio of renewable energy. In the United States, about 70 percent of the power we generate today comes from coal, which releases carbon dioxide (CO_2) into the atmosphere and is linked to climate change.

CO_2 and most other greenhouse gases (GHG) have always been present, keeping the earth hospitable for life by trapping heat that would otherwise escape into space. We know this as the greenhouse effect. Since the industrial revolution, however, the concentration of GHG in the atmosphere from the burning of fossil fuels and other human activities has increased, trapping more heat and amplifying the natural greenhouse effect.

A majority of the public and policymakers now believe that the earth's climate is changing, caused in part by GHG emitted into the atmosphere from human activity.

As the third largest emitter of CO_2 in the United States — more than 100 million tons annually, the equivalent of about 10 million cars on the highway — we realize we have a special responsibility to address this issue.

Our focus is on finding practical solutions that will benefit our stakeholders, our nation, our world and future generations.



"I monitor and analyze emerging environmental issues for the company. Over the last few years, the debate over global climate change has intensified. We believe it is no longer a question of if Congress will enact carbon limits, but when — and what will be required. We have to be ready to comply in a way that keeps customer prices competitive."

MIKE STROBEN
Director, Environmental Policy Analysis & Strategy
Duke Energy
Charlotte, N.C.



Where we are going

We are taking actions today to build a sustainable business that allows our stakeholders and our company to prosper while balancing environmental, social and economic needs.

We don't know when federal restrictions on GHG emissions will be enacted, but we must assume they are coming. Some believe it is premature to set specific emission-reduction targets. But without a stake in the ground, we can't expect to make meaningful progress. We believe that preparing for a carbon-constrained world now carries substantially less risk for our customers and our shareholders than if we wait.

To be ready, we are assessing what it would take to cut our CO_2 emissions in half — approximately 50 million tons — by 2030. By then, we will likely have replaced our oldest coal-fired power plants with advanced cleaner-coal and other technologies including nuclear power, natural gas, renewable energy and energy efficiency.

To achieve that reduction and meet our projected electricity demand while keeping our prices competitive, a number of things must happen. These include new technology developments and workable legislative and regulatory solutions.

We will need new, lower-emitting coal-based generating technologies so we can continue using coal, our nation's most abundant and economical fuel. We will need advanced zero-emitting nuclear generation. We will need approval of a new business model to significantly expand energy efficiency.

As we realize our vision, we will be ready to adopt new technologies and address unexpected challenges that will surely come along.



"If we are serious about addressing climate change, we have to be serious about nuclear power. Nuclear power plants safely generate more than 70 percent of all carbon-free electricity in the United States. Along with advanced coal, natural gas, renewable energy and energy efficiency, nuclear power must be part of the mix to meet our need for clean, affordable and reliable electricity."

DAVID JONES
Director, Nuclear Policy & Strategy
Duke Energy
Charlotte, N.C.



How we will get there

We are taking five steps to build our bridges to a low-carbon future:

First, we are working to shape public policy. We are pursuing passage of federal carbon legislation that will give the electric utility industry the time it needs to make the transition to low-carbon generation, without severe damage to our economy and our customers.

Second, we are pursuing new technology for generation and distribution of electricity and for energy efficiency to reduce our carbon footprint.

Third, we are building new generation plants. We are also developing our talent base so we have the workforce we need to successfully transition to a low-carbon future.

Fourth, we are balancing diverse interests. We are engaging with stakeholders to understand all viewpoints and find the best path to sustainable carbon reduction.

Fifth, we are taking a long view. Halving our CO_2 emissions won't happen overnight. This is a marathon, not a sprint — but the sooner we start, the greater the benefits.

The following pages describe these five steps in greater detail.



"I've been a meter reader and worked in Customer Service, Accounting and Human Resources. In my current role, I bring the customer perspective to lawmakers and their staffs on Capitol Hill. This helps them better understand how we are trying to minimize the impact on our customers as we work to reduce our greenhouse gas emissions."

JOHN HAYSBERT
Manager, Federal Governmental Affairs
Duke Energy
Washington, D.C.



STEP 1

MARITZA BEGAN HER CAREER WITH DUKE ENERGY IN 1999 AS ONE OF THE COMPANY'S FIRST BILINGUAL CUSTOMER SPECIALISTS. SHE LEADS A TEAM RESPONSIBLE FOR FULFILLING CUSTOMER SERVICE REQUESTS, INCLUDING THROUGH THE INTERNET.

HOW WE WILL GET THERE:

Shaping public policy

> "Customers are concerned about energy costs. They want to know what they and their families can do to reduce their power bills. In that sense, I think Duke Energy's focus on energy efficiency is coming at the right time."

MARITZA RIVERA
Call Center Team Lead
Duke Energy
Charlotte, N.C.

Congress could pass legislation enacting a greenhouse gas (GHG) cap-and-trade program as early as 2009. As we strive to shape that legislation, we are working to:

- Better understand the impact alternative policy approaches could have on our industry, our operations and our customers.
- Better understand the technology gap for low- and zero-emitting power generation and promote the funding mechanisms needed to close that gap.
- Communicate with policymakers and other stakeholders, who can help mold and shape federal policy while new technologies develop. This report and our 2007|2008 Sustainability Report are part of that communication process.

Most pending federal legislation calls for reducing our nation's GHG emissions by 60 to 80 percent by 2050. Scientists say the United States and other carbon-intensive nations need to achieve this reduction level by the middle of this century to slow, stop and reverse the effects of climate change. For Duke Energy, we expect that all of our currently operating baseload nuclear and coal-fired generating units will be retired by 2050, with the possible exception of one of our "newest" coal plants in Ohio, which will then be 59 years old.

Given the unknowns — the timing of new low-carbon generation technologies and future carbon dioxide (CO_2) emission constraints — we decided to look instead at what it might take to cut our CO_2 emissions in half — by approximately 50 million tons — by 2030. Due to their relicensing, our three nuclear plants will still be operating, and our planned fourth nuclear plant, Lee Nuclear Station, will have been on line for about 12 years, based on the current schedule. 2030 gives us a more realistic horizon over which to evaluate potential emission-reduction strategies.

With passage of the right cap-and-trade legislation and new technologies, we believe we could successfully reduce our CO_2 emissions like we have our nitrogen oxide (NO_x) and sulfur dioxide (SO_2) emissions. Through 2010, we will have invested approximately $5 billion to further reduce our SO_2 and NO_x emissions. We project that by 2010, those emissions will be about 70 percent lower than they were in 1997. The SO_2 and NO_x controls we have been installing have the added benefit of capturing a significant amount of mercury.

The point is, we acted proactively before to achieve workable regulations and made the necessary investments in new technology to comply. We can do that again with carbon legislation and forge a solution that protects our customers, our business and our nation's economy.



STEP 2

WILLIAM'S TEAM GENERATES LOAD PROFILES FOR DUKE ENERGY'S VARIOUS CUSTOMER RATE CLASSES. ANALYSIS OF THIS INFORMATION FEEDS RATE DESIGN, LOAD FORECASTING, ENERGY EFFICIENCY PROGRAMS AND PLANNING.

Pursuing new technology

"The Load Research team studies how and when our customers are using energy. This information helps to plan for our customers' future needs and to identify the role that emerging technologies and energy efficiency will play in meeting those needs."

WILLIAM BAKER
Manager, Load Research
Duke Energy
Charlotte, N.C.

We are using new technologies to reduce our GHG emissions on both the supply and demand sides. On the supply side, we're building a cleaner-coal integrated gasification combined cycle (IGCC) plant that will replace a half-century-old coal plant. We're building this 630-megawatt plant in southwestern Indiana, where the geology is conducive to underground capture and permanent storage of CO_2 emissions. As that technology develops, we will evaluate its eventual use at the site.

In the Carolinas, we're building an advanced 800-megawatt coal plant that will eventually replace 1,000 megawatts of old higher-emitting coal units in North Carolina. We're not building an IGCC plant as the geology there is not suitable for CO_2 storage, but this will likely be the last new coal plant we build in North Carolina for at least 20 years. By then, we would expect CO_2 capture technology to advance so it can be used on virtually any coal plant, regardless of the geology. Also in North Carolina, we have applied to build more than 1,200 megawatts of natural gas-fired generation capacity to meet increasing demand. This lower-emitting gas generation will also replace older coal units.

We are using our more than three decades of experience in building and operating nuclear plants to plan a new 2,234-megawatt nuclear power plant in South Carolina — a plant that will have zero CO_2 emissions.

We are increasing our use of renewable energy by purchasing renewable capacity to help meet our domestic energy demand with wind, biomass and solar power. Our Commercial Businesses are planning and developing more than 1,000 megawatts of wind power.

On the demand side, we are transforming our passive analog distribution grids into digital information networks to further improve reliability and expand energy efficiency. We are installing "smart" meters, remotely controlled appliance sensors and other energy-saving technologies in customers' homes.

We intend to make energy efficiency part of our standard service offering. This includes providing customers with tools to reduce their energy use without sacrificing comfort, convenience or productivity.

Technology and energy efficiency breakthroughs won't happen without the right regulatory treatment. We seek state regulations that treat energy efficiency as the "fifth fuel" — just like coal, nuclear, natural gas and renewable energy in meeting growing demand. We seek to earn a return on the avoided cost of building new power plants through our energy efficiency gains.

STEP 3



NEETA STUDIES AND SELECTS EMERGING TECHNOLOGIES FOR USE AT DUKE ENERGY. SHE ALSO DEVELOPS ADAPTATION STRATEGIES FOR NEW TECHNOLOGIES THAT HAVE THE POTENTIAL TO CONTRIBUTE TO FUTURE EARNINGS.

Building projects and talent

"I seek out and evaluate emerging technologies that can help bring Duke Energy's vision of the future to life. Technology forces us to examine how we do things. In doing so, we discover ways to work more effectively, enhance the customer experience, achieve operational breakthroughs and reduce our environmental impact — all critical to preparing for a low-carbon future."

NEETA PATEL
Director, Technology Development & Application
Duke Energy
Cincinnati, Ohio

Building new baseload power plants requires sophisticated coordination of planning, labor and materials. We have a long tradition of hands-on involvement in large-scale construction projects. In fact, our existing generation fleet was almost entirely engineered and built and is now operated by our own workforce.

Before the merger of Cinergy and Duke Energy in April 2006, both companies were in the process of completing large environmental retrofits — installing scrubbers and SCR (selective catalytic reduction) systems on some of their largest coal-fired units. Experience gained on those projects by our project management teams and through partnerships with design, engineering and construction firms is being transferred to the new power plant projects.

For example, in the Carolinas, project and construction management team leaders from the Marshall Steam Station scrubber project are moving to work on the new Cliffside unit and the scrubber installation on an existing unit of that plant. Project and construction management team leaders working on the scrubber at Belews Creek Steam Station will transition to the new gas-fired units being planned on the sites of the Buck and Dan River steam stations. These project management teams will also work on the new Lee Nuclear Station in South Carolina. In the Midwest, Duke's project management teams completing environmental retrofits at the Gibson and Gallagher coal-fired plants in Indiana are transitioning to the new Edwardsport IGCC plant.

Global demand for engineering, equipment, materials and labor has increased. But with our existing relationships with contractors and suppliers and our use of fixed-price purchase orders, we have already locked in much of the costs for the new coal and gas plants.

We also completed a workforce planning effort to better understand the effects of an aging workforce on our future plans. We found that, due to expected retirements and attrition, we will need to replace almost a third of our workforce over the next five years. Many of our contractors face similar challenges.

Our response strategies include supporting state and local workforce development efforts, providing an employment proposition attractive to a diverse population, broadening existing and initiating new programs to ensure access to top talent, and significantly expanding our employee development, engagement and retention programs.

We have already taken a number of actions, including expanding our staffing functions, ramping up our co-op and summer student hiring programs, developing knowledge transfer strategies, increasing the frequency of internal talent reviews from annually to quarterly, and enhancing our professional development and supervisory/management training programs.

We have also become more active in industry, state and local efforts to develop the workforce of the future. For example, we are supporting K-12 science, technology and math education, and we have partnered with community colleges and technical schools to train technicians to work for us or our contractors. We also advise universities on how to keep curriculum current.



STEP 4

SINCE 2000, CARL HAS BEEN WITH ADVANCED ENERGY, A NOT-FOR-PROFIT COMPANY THAT WORKS WITH UTILITIES AND THEIR STAKEHOLDERS TO CREATE AND IMPLEMENT ENERGY EFFICIENCY AND RENEWABLE ENERGY PRODUCTS AND SERVICES.

HOW WE WILL GET THERE:

Balancing diverse interests

"My job is building relationships. Last year, I coordinated and hosted Duke Energy's 15 'collaboratives' on its proposed energy efficiency plans for North Carolina and South Carolina. These sessions brought together a broad array of stakeholders to find ways to put energy efficiency on a more equal footing with new power plants — a position ultimately endorsed by the North Carolina legislature in a bill passed last summer."

CARL WILKINS
Director, Utility Services
Advanced Energy Corp.
Raleigh, N.C.

The new rules of engagement in our world, our nation and our industry are conversation and collaboration. To effectively address the climate change problem, we are working to engage all of our stakeholders in the debate and in our plans. Climate change doesn't respect borders, so to build support for our strategy we are defining our community broadly.

As a sustainable business, our connections with and among stakeholders are increasingly important to achieving our goals. As we work to build bridges between stakeholder groups, we must also balance their frequently competing needs.

As noted earlier, we will have a greater reliance on energy efficiency to meet our customers' future energy needs. How we develop and implement this new regulatory paradigm will largely be decided by state utility regulators. But the momentum to get the job done is coming from many sectors, including utilities, customer groups and the environmental community.

Last year, we conducted a series of energy efficiency summits in collaboration with a broad range of stakeholders and nationally known energy efficiency experts. These gatherings focused on the benefits an effective energy efficiency program can offer customers and utilities. A dialogue began on the best way to move energy efficiency forward in each state. These efforts also provided a framework for building grassroots support for research and development funding for new clean energy technologies, and most importantly, for federal cap-and-trade legislation to reduce GHG emissions.

On the national level, we joined with seven other utilities — representing nearly 20 million customers in 22 states — who committed to a combined investment in energy efficiency of about $1.5 billion annually. When fully implemented in 10 years, this increased level of investment in energy efficiency will reduce CO_2 emissions by about 30 million tons — avoiding the need for 50 500-megawatt peaking power plants.

We also helped form the U.S. Climate Action Partnership (USCAP), a group of businesses and leading environmental organizations united in calling on the federal government to move quickly to enact strong national legislation to reduce GHG emissions.

Recognizing that this isn't just a national problem, we're also working very closely with Combat Climate Change (3C), a group of 46 leading companies located around the world. The 3C coalition is committed to finding a common framework for addressing global climate change by 2013.

We believe that engaging diverse stakeholders in our service areas, the nation and around the world will lead to carbon reduction policies that are fair and sustainable for the long term and for all the world's people.



STEP 5

HEIDI IS RESPONSIBLE FOR BUDGETING, FORECASTING AND PROJECT TRACKING FOR DUKE ENERGY'S DEVELOPING WIND ENERGY PORTFOLIO. SHE PREVIOUSLY SERVED AS CONTROLLER FOR THE DIVISION AND BEFORE THAT, SHE WORKED FOR ANOTHER WIND ENERGY COMPANY.

HOW WE WILL GET THERE:

Taking the long view

"I feel that being in wind energy is the best place to be right now. As the technology has advanced and our nation's demand for electricity continues to grow, renewable energy is a growth opportunity for our company and supports our strategy to significantly reduce our carbon emissions."

HEIDI HENTSCHEL
Director, Finance — Wind Energy
Duke Energy Generation Services
Austin, Texas

People today aren't used to looking far into the future or contemplating issues of the scale and complexity of global climate change. We focus on the quick fix. We deal with problems now — then we move on to the next one. Climate change is different. The future can only be changed if we begin today and keep going. Hitting a big target in 2030 or 2050 may be helpful, but to hit longer-term objectives, we need to change the technologies that are vital to a modern society — including those used to generate and distribute electricity.

Today's concentration of CO_2 in the atmosphere is about 380 parts per million (ppm) — only about 100 ppm more than in pre-industrial times. If we continue to use the same technologies, projections of CO_2 concentrations by the end of this century will top 900 ppm. The earth hasn't seen that level of CO_2 for about 35 million years, when things were a lot hotter and wetter than they are today. Scientists say we need to take the first steps to lower our emissions so that future concentrations don't exceed 450 to 550 ppm.

Emissions from less-developed countries will continue to grow as those societies simply improve their lives. This increases the urgency to get to work to develop new non-emitting technologies and lower their cost so they can also be built in the developing world.

The task for our generation is to get the policy right, get started and stick to it. We need to develop the least costly way to address climate change and do it right. That means policies need to be market based and cover most, if not all, of the economy. The early years of a cap should encourage more energy efficiency and lower-cost actions that can slow, stop and begin to reverse the growth in CO_2 emissions. Policies should encourage the development and commercialization of technologies we will need to make the necessary deep reductions. Policymakers need to avoid the temptation to demand immediate deep emissions cuts, which would result in a greater reliance on natural gas. We must give clean coal technologies the time to develop so that we may deploy them as we retire current technologies.

Future generations will continue this work. The technologies we develop today around CO_2 capture and storage will serve as a bridge for the next generation of technologies. Our grandchildren will need new energy sources, whether advanced solar, space-based solar or even nuclear fusion. We may also find new technologies to remove CO_2 from the atmosphere, perhaps using a combination of biomass and carbon capture and storage. There will be plenty of opportunity for innovation and adaptation to a warmer world.

We think of this as "cathedral thinking" — remembering that the architects and builders of the great cathedrals of Europe never saw them completed. Frequently these inspired creations were not finished until the builders' grandchildren were themselves old. Yet that didn't cause them to lose faith, nor did it dull their vision of what might be if they merely began — despite the work, despite the cost and despite the fact they'd never see the end result. Such a commitment is needed for achieving a low-carbon future.

Board of Directors



WILLIAM
BARNET III



G. ALEX
BERNHARDT SR.



MICHAEL G.
BROWNING



PHILLIP R. COX



DANIEL R. DIMICCO



ANN MAYNARD
GRAY

WILLIAM BARNET III
Chairman, President and CEO,
The Barnet Co. Inc. and
Barnet Development Corp.;
Chair, Finance and Risk Management Committee; Member, Nuclear Oversight Committee

Director of Duke Energy and its predecessor companies since 2005. Barnet is the mayor of Spartanburg, S.C. He serves on the board of Bank of America and is a trustee of the Duke Endowment.

G. ALEX BERNHARDT SR.
Chairman and CEO,
Bernhardt Furniture Co.;
Member, Audit and Nuclear Oversight Committees

Director of Duke Energy and its predecessor companies since 1991. Besides leading the family business in Lenoir, N.C., Bernhardt serves on the board of Communities In Schools. He is past president of the American Furniture Manufacturers Association and of the International Home Furnishings Marketing Association.

MICHAEL G. BROWNING
President and Chairman of the Board,
Browning Investments Inc.;
Member, Compensation, Corporate Governance, and Finance and Risk Management Committees

Director of Duke Energy and its predecessor companies since 1990. Browning serves on the boards of the Indianapolis Convention & Visitors Association and the Indianapolis Museum of Art. He is a member of the Indiana Public Officer Compensation Committee.

PHILLIP R. COX
President and CEO,
Cox Financial Corp.;
Chair, Audit Committee

Director of Duke Energy and its predecessor companies since 1994. Cox is chairman of the board of Cincinnati Bell and serves on the boards of The Timken Company, Diebold Inc., the Cincinnati Business Committee, Touchstone Mutual Funds and the University of Cincinnati.

DANIEL R. DIMICCO
Chairman, President and Chief Executive Officer,
Nucor Corporation;
Member, Compensation and Corporate Governance Committees

Director of Duke Energy since 2007. DiMicco began his career with Nucor Corporation in 1982 and held a number of senior positions before being named chairman in 2006. He is a former chair of the American Iron and Steel Institute.

ANN MAYNARD GRAY
Former President,
Diversified Publishing Group of ABC Inc.;
Lead Director; Chair, Corporate Governance Committee; Member, Compensation and Finance and Risk Management Committees

Director of Duke Energy and its predecessor companies since 1994. Gray has held a number of senior positions with American Broadcasting Companies and serves on the boards of the Phoenix Companies and Elan Corp. plc.



JAMES H. HANCE JR.



JAMES T. RHODES



JAMES E. ROGERS



MARY L. SCHAPIRO



PHILIP R. SHARP



DUDLEY S. TAFT

JAMES H. HANCE JR.

Retired Vice Chairman, Chief Financial Officer and Board Member, Bank of America Corp.; Chair, Compensation Committee; Member, Finance and Risk Management Committee

Director of Duke Energy and its predecessor companies since 2005. A certified public accountant, Hance spent 17 years with Price Waterhouse. He serves on the boards of Sprint Nextel Corp., Cousins Properties Inc. and Rayonier Corp.

JAMES T. RHODES

Retired Chairman, President and CEO, Institute of Nuclear Power Operations (INPO); Chair, Nuclear Oversight Committee; Member, Audit Committee

Director of Duke Energy and its predecessor companies since 2001. Rhodes is a member of the Electric Power Research Institute's advisory council and a former board member of INPO, the Nuclear Energy Institute, Edison Electric Institute and the Southeastern Electric Exchange.

JAMES E. ROGERS

Chairman, President and CEO, Duke Energy

Rogers became president and CEO of Duke Energy in 2006, having served as chairman and CEO of Cinergy Corp. since 1994 and PSI Energy since 1988. He is chairman of the Institute for Electric Efficiency and the Edison Foundation, and serves as co-chair of the National Action Plan for Energy Efficiency and the Alliance to Save Energy. He is a director of Fifth Third Bancorp and Cigna Corp. and serves on the boards and Executive Committees of the World Business Council for Sustainable Development and the Edison Electric Institute. He is also a board member of the Nuclear Energy Institute, the Institute of Nuclear Power Operations and the Nicholas Institute for Environmental Policy Solutions.

MARY L. SCHAPIRO

Chief Executive Officer, Financial Industry Regulatory Authority; Member, Audit and Corporate Governance Committees

Director of Duke Energy and its predecessor companies since 1999. Schapiro previously served as chairman and CEO of the National Association of Securities Dealers, as chairman of the Commodity Futures Trading Commission and on the Securities and Exchange Commission. She currently serves on the board of Kraft Foods Inc.

PHILIP R. SHARP

President, Resources for the Future; Member, Audit and Nuclear Oversight Committees

Director of Duke Energy since 2007, having served on one of its predecessor companies from 1995 to 2006. A former member of the Indiana delegation to the U.S. House of Representatives, Sharp served as Congressional chair of the National Commission on Energy Policy and was a member of the House Energy and Commerce Committee.

DUDLEY S. TAFT

President and CEO, Taft Broadcasting Co.; Member, Compensation and Finance and Risk Management Committees

Director of Duke Energy and its predecessor companies since 1985. Taft serves on the boards of the Unifi Mutual Holding Co. and Fifth Third Bancorp. He is chairman of the Cincinnati Association for the Arts and a trustee of the Cincinnati Convention & Visitors Bureau.

Executive Management


HENRY B. BARRON JR.


STEPHEN G. DE MAY


LYNN J. GOOD


DAVID L. HAUSER


JULIA S. JANSON


MARC E. MANLY


BEVERLY K. MARSHALL


SANDRA P. MEYER


DAVID W. MOHLER

HENRY B. BARRON JR.
Group Executive and Chief Nuclear Officer

Barron became Duke Energy's chief nuclear officer in 2004. He has been responsible for the safe operation of the company's nuclear generating stations. He joined the company in 1972 as a nuclear power plant engineer. Barron plans to retire March 31, 2008.

STEPHEN G. DE MAY
Vice President and Treasurer

De May leads the treasury function for Duke Energy, as well as risk management, insurance, and administration of pension and retirement plan assets. He previously served as general manager, corporate finance and assistant treasurer.

LYNN J. GOOD
Group Executive and President, Commercial Businesses

Good is responsible for Duke Energy's Midwest nonregulated generation, Duke Energy International, Duke Energy Generation Services, the telecommunications businesses, and all corporate development and merger and acquisition activities. She previously served as senior vice president and treasurer.

DAVID L. HAUSER
Group Executive and Chief Financial Officer

Hauser became Duke Energy's chief financial officer in 2004. He leads the financial function, which includes the controller's office, treasury, tax, risk management and insurance. Hauser joined the company in 1973.

JULIA S. JANSON
Senior Vice President, Ethics and Compliance and Corporate Secretary

Janson directs Duke Energy's ethics and compliance program and serves as corporate secretary. She served as Cinergy's chief compliance officer since 2004 and corporate secretary since 2000.

MARC E. MANLY
Group Executive and Chief Legal Officer

Manly leads Duke Energy's office of general counsel, which includes legal, internal audit, ethics and compliance, human resources and the corporate secretary. He served as Cinergy's executive vice president and chief legal officer since 2002.

BEVERLY K. MARSHALL
Vice President, Federal Policy and Government Affairs

Marshall manages Duke Energy's Washington, D.C., office and serves as the company's primary liaison with the U.S. Congress. She joined the company in 1999 and has 20 years of experience in government affairs.

SANDRA P. MEYER
President, Duke Energy Ohio and Duke Energy Kentucky

Meyer leads Duke Energy's Ohio and Kentucky operations, which serve more than 820,000 customers. She previously served as group vice president of customer service, sales and marketing for Duke Power.

DAVID W. MOHLER
Vice President and Chief Technology Officer

Mohler is responsible for the development and application of technologies in support of Duke Energy's strategic objectives. He previously served as vice president of strategic planning.


CATHY S. ROCHE


CHRISTOPHER C. ROLFE


ELLEN T. RUFF


JIM L. STANLEY


R. SEAN TRAUSCHKE


B. KEITH TRENT


JAMES L. TURNER


STEVEN K. YOUNG

CATHY S. ROCHE
Senior Vice President and
Chief Communications Officer

Roche is responsible for directing and managing Duke Energy's communications with internal and external audiences, as well as executive communications, corporate publications, advertising, and brand management and strategy.

CHRISTOPHER C. ROLFE
Group Executive and
Chief Administrative Officer

Rolfe leads several of Duke Energy's corporate functions, including supply chain, information technology, operations services and other administrative activities. He previously served as group executive and chief human resources officer.

ELLEN T. RUFF
President,
Duke Energy Carolinas

Ruff leads Duke Energy's utility business in North Carolina and South Carolina, which serves more than 2.3 million customers. She was formerly group vice president of planning and external relations for Duke Power.

JIM L. STANLEY
President,
Duke Energy Indiana

Stanley leads Duke Energy's Indiana utility business, which serves more than 770,000 customers. He previously served as vice president of field operations for Duke Energy's Midwest service area.

R. SEAN TRAUSCHKE
Senior Vice President,
Investor Relations and Financial Planning

Trauschke is responsible for monitoring trends in investment markets and for maintaining key relationships with investors, financial analysts and financial institutions. He also has oversight of corporate financial planning and analysis.

B. KEITH TRENT
Group Executive and Chief Strategy,
Policy and Regulatory Officer

Trent is responsible for strategy, federal policy and government affairs, energy efficiency and technology initiatives, environmental health and safety policy, corporate communications, and sustainability and community affairs. He also has oversight of the regulated utility companies in five states.

JAMES L. TURNER
Group Executive; President and
Chief Operating Officer,
U.S. Franchised Electric and Gas

Turner has overall profit and loss responsibility for Duke Energy's U.S. Franchised Electric and Gas business, which serves approximately 3.9 million customers in five states. He leads the company's fossil/hydro generation, power delivery, gas distribution, customer service, wholesale business and new generation projects organizations.

STEVEN K. YOUNG
Senior Vice President and Controller

Young is responsible for planning and directing the accounting affairs of Duke Energy, including preparation of financial statements and accounting and regulatory reports. He joined the company in 1980 as a financial assistant.

Duke Energy at a Glance

U.S. Franchised Electric and Gas

EXPECTED 2008 ONGOING EARNINGS BEFORE INTEREST AND TAXES (EBIT) CONTRIBUTION

74%*



BUSINESS DESCRIPTION

U.S. Franchised Electric and Gas (USFE&G) consists of Duke Energy's regulated generation, electric and gas transmission and distribution systems. Its generation portfolio is a mix of fuel sources — coal, oil/natural gas, nuclear and hydroelectric. USFE&G is Duke Energy's largest business segment and primary source of earnings growth.

NOTABLE STATISTICS

Electric Operations

- Owns approximately 28,000 megawatts of generating capacity
- Supplies electric service to approximately 3.9 million customers
- Serves territories in five states — North Carolina, South Carolina, Ohio, Indiana and Kentucky — that total about 47,000 square miles
- Operates 148,700 miles of distribution lines and a 20,900-mile transmission system

Gas Operations

- Provides regulated transmission and distribution service to approximately 500,000 customers over a 3,000-square-mile service territory in Ohio and Kentucky

Commercial Power

EXPECTED 2008 ONGOING EBIT CONTRIBUTION

12%*



BUSINESS DESCRIPTION

Commercial Power owns, operates and manages nonregulated power plants, primarily in the Midwest. Commercial Power also includes Duke Energy Generation Services (DEGS), which develops, owns and operates generation sources (including wind assets) that serve large energy consumers, municipalities, utilities and industrial facilities.

NOTABLE STATISTICS

- Owns and operates a balanced generation portfolio of approximately 8,000 megawatts
- Most of the generation output in Ohio, over 21 million megawatt-hours annually, is supplied to regulated customers
- DEGS has contracted to purchase wind turbines that are capable of generating approximately 240 megawatts when placed in commercial operation beginning in 2008 and 2009

Duke Energy International

EXPECTED 2008 ONGOING EBIT CONTRIBUTION

12%*



BUSINESS DESCRIPTION

Duke Energy International (DEI) operates and manages power generation facilities located in the Central and South American countries of Argentina, Brazil, Ecuador, El Salvador, Guatemala and Peru. DEI also owns equity investments in Saudi Arabia and Greece.

NOTABLE STATISTICS

- Owns, operates or has substantial interests in approximately 4,000 net megawatts of generation facilities
- About 75 percent of DEI's generating capacity is hydroelectric, and approximately 90 percent is either currently contracted or receives a system capacity payment

Crescent Resources

EXPECTED 2008 ONGOING EBIT CONTRIBUTION

2%*



BUSINESS DESCRIPTION

Crescent Resources is effectively a 50-50 joint venture with Morgan Stanley Real Estate Fund. Crescent manages land holdings and develops high-quality commercial, residential and multi-family real estate projects.

NOTABLE STATISTICS

- Located in 10 states, primarily in the southeastern and southwestern United States
- Owns 900,000 square feet of commercial, industrial and retail space, with an additional 500,000 square feet under construction
- Manages approximately 122,608 acres of land

*Percent of 2008 forecasted ongoing total segment EBIT does not include results for the operations labeled as Other.

Non-GAAP Financial Measures

2007 AND 2006 ONGOING DILUTED EARNINGS PER SHARE ("EPS")

Duke Energy's 2007 Summary Annual Report references 2007 and 2006 ongoing diluted EPS of $1.24 and $0.99, respectively. Ongoing diluted EPS is a non-GAAP (generally accepted accounting principles) financial measure, as it represents diluted EPS from continuing operations, adjusted for the per-share impact of special items. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. The following is a reconciliation of reported diluted EPS from continuing operations to ongoing diluted EPS for 2007 and 2006:

	2007	2006
Diluted EPS from continuing operations, as reported	**$ 1.20**	$ 0.91
Diluted EPS from discontinued operations, as reported	**(0.02)**	0.66
Diluted EPS, as reported	**1.18**	$ 1.57
Adjustments to reported EPS:		
Diluted EPS from discontinued operations	**0.02**	(0.66)
Diluted EPS impact of special items (see detail below)	**0.04**	0.08
Diluted EPS, ongoing	**$ 1.24**	**$ 0.99**

The following is the detail of the $(0.04) in special items impacting diluted EPS for 2007:

(In millions, except per-share amounts)	**Pre-Tax Amount**	**Tax Effect**	**2007 Diluted EPS Impact**
Convertible debt costs associated with the spinoff of Spectra Energy	$(21)	—	$(0.02)
Costs to achieve the Cinergy merger	(54)	19	(0.03)
IT severance costs	(12)	4	—
Settlement reserves and adjustments	24	(9)	0.01
Total Diluted EPS impact			**$(0.04)**

The following is the detail of the $(0.08) in special items impacting diluted EPS for 2006:

(In millions, except per-share amounts)	**Pre-Tax Amount**	**Tax Effect**	**2006 Diluted EPS Impact**
Settlement reserves	$(165)	58	$(0.09)
Gain on sale of interest in Crescent	246	(124)	0.10
Impairment of Campeche investment	(50)	—	(0.04)
Costs to achieve the Cinergy merger	(128)	45	(0.07)
Tax adjustments		27	0.02
Total Diluted EPS impact			**$(0.08)**

2008 EMPLOYEE INCENTIVE TARGET MEASURE

Duke Energy's 2007 Summary Annual Report references the company's 2008 employee incentive target. The EPS measure used for employee incentive bonuses is based on ongoing diluted EPS. Ongoing diluted EPS is a non-GAAP financial measure as it represents diluted EPS from continuing operations adjusted for the per-share impact of special items. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. The most directly comparable GAAP measure for ongoing diluted EPS is reported diluted EPS from continuing operations, which includes the impact of special items. Due to the forward-looking nature of this non-GAAP financial measure, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to forecast special items for future periods.

ANTICIPATED ONGOING DILUTED EPS GROWTH RATES THROUGH 2012

Duke Energy's 2007 Summary Annual Report references the expected range of growth of 5 to 7 percent in ongoing diluted EPS through 2012 on a compound annual growth rate ("CAGR") basis. These growth percentages are based on anticipated ongoing diluted EPS amounts for future periods. Ongoing diluted EPS is a non-GAAP financial measure as it represents anticipated diluted EPS from continuing operations, adjusted for the impact of special items. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. The most directly comparable GAAP measure for ongoing diluted EPS is reported diluted EPS from continuing operations which includes the impact of special items. Due to the forward-looking nature of ongoing diluted EPS and related growth rates for future periods, information to reconcile this non-GAAP financial measure to the most directly comparable GAAP financial measure is not available at this time, as management is unable to forecast special items for future periods.

FORECASTED 2008 ONGOING SEGMENT AND ONGOING TOTAL SEGMENT EBIT

Duke Energy's 2007 Summary Annual Report includes a discussion of forecasted 2008 ongoing EBIT for each of Duke Energy's reportable segments as a percentage of forecasted 2008 ongoing total segment EBIT. Forecasted 2008 ongoing segment and total segment EBIT amounts are non-GAAP financial measures, as they reflect segment and total segment EBIT, adjusted for the impact of special items. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. The most directly comparable GAAP measure for forecasted ongoing segment EBIT is reported segment EBIT from continuing operations, which includes the impact of special items. The most directly comparable GAAP measure for ongoing total segment EBIT is reported total segment EBIT, which includes the impact of special items. Due to the forward-looking nature of these non-GAAP financial measures for future periods, information to reconcile these non-GAAP financial measures to the most directly comparable GAAP financial measures is not available at this time, as management is unable to forecast special items for future periods.

Investor Information

Annual Meeting
The 2008 Annual Meeting of Duke Energy Shareholders will be:
Date: Thursday, May 8, 2008
Time: 10 a.m.
Place: O.J. Miller Auditorium,
Energy Center
526 South Church Street
Charlotte, NC 28202

Shareholder Services
Shareholders may call 800-488-3853 or 704-382-3853 with questions about their stock accounts, legal transfer requirements, address changes, replacement dividend checks, replacement of lost certificates or other services. Additionally, registered users of DUK-Online, our online account management service, may access their accounts through the Internet.

Send written requests to:
Investor Relations
Duke Energy
P.O. Box 1005
Charlotte, NC 28201-1005

For electronic correspondence, visit www.duke-energy.com/contactIR.

Stock Exchange Listing
Duke Energy's common stock is listed on the New York Stock Exchange. The company's common stock trading symbol is DUK.

Web Site Addresses
Corporate home page:
www.duke-energy.com
Investor Relations:
www.duke-energy.com/investors

InvestorDirect Choice Plan
The InvestorDirect Choice Plan provides a simple and convenient way to purchase common stock directly through the company, without incurring brokerage fees. Purchases may be made weekly. Bank drafts for monthly purchases, as well as a safekeeping option for depositing certificates into the plan, are available.

The plan also provides for full reinvestment, direct deposit or cash payment of dividends. Additionally, participants may register for DUK-Online, our online account management tool.

Financial Publications
Duke Energy's summary annual report, SEC Form 10-K and related financial publications can be found on our Web site at www.duke-energy.com/investors. Printed copies are also available free of charge upon request.

Duplicate Mailings
If your shares are registered in different accounts, you may receive duplicate mailings of annual reports, proxy statements and other shareholder information. Call Investor Relations for instructions on eliminating duplications or combining your accounts.

Transfer Agent and Registrar
Duke Energy maintains shareholder records and acts as transfer agent and registrar for the company's common stock issues.

Dividend Payment
Duke Energy has paid quarterly cash dividends on its common stock for 81 consecutive years. For the rest of 2008, dividends on common stock are expected to be paid, subject to declaration by the Board of Directors, on June 16, Sept. 16 and Dec. 16, 2008.

Bond Trustee
If you have questions regarding your bond account, call 800-275-2048, or write to:
The Bank of New York
Global Trust Services
101 Barclay Street
New York, NY 10286

Send Us Feedback
We welcome your opinion on this summary annual report. Please visit www.duke-energy.com/investors, where you can view and provide feedback on both the print and online versions of this report. Or contact Investor Relations directly.

Duke Energy is an equal opportunity employer. This report is published solely to inform shareholders and is not to be considered an offer, or the solicitation of an offer, to buy or sell securities.

DESIGN: PROWOLFE PARTNERS PHOTOGRAPHY: MARK GREEN / WWW.MGP2.COM ILLUSTRATION: STEVE ADAMS

Forward-Looking Statement

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," "potential," "forecast," "target," and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: state, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements; state, federal and foreign legislation and regulatory initiatives that affect cost and investment recovery, or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth in Duke Energy Corporation's (Duke Energy) service territories; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy operations, including the economic, operational and other effects of hurricanes, droughts, ice storms and tornadoes; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints; the performance of electric generation and of projects undertaken by Duke Energy's nonregulated businesses; the results of financing efforts, including Duke Energy's ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy's credit ratings and general economic conditions; declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy's defined benefit pension plans; the level of creditworthiness of counterparties to Duke Energy's transactions; employee workforce factors, including the potential inability to attract and retain key personnel; growth in opportunities for Duke Energy's business units, including the timing and success of efforts to develop domestic and international power and other projects; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; and the ability to successfully complete merger, acquisition or divestiture plans.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Duke Energy has described. Duke Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Mixed Sources

Products with a Mixed Sources label support the development of responsible forest management worldwide. The wood comes from Forest Stewardship Council (FSC)-certified well-managed forests, company-controlled sources and/or recycled material. The recycling symbol identifies post-consumer recycled content in these products.

Duke Energy®

526 South Church Street
Charlotte, NC 28202-1802
704-594-6200
www.duke-energy.com

OUR DIRECTION IN 2008 AND BEYOND

We must pursue a balanced approach to meeting future energy needs.

- In pursuing new supply options, we consider whether they are available, affordable, reliable and clean.
- By carefully balancing these criteria, we can make the best decisions for our customers and our company.
- Our options include energy efficiency, coal gasification, advanced pulverized coal, nuclear, natural gas-fired generation and renewable energy.

We must balance the reality of a carbon-constrained future with our customers' energy demands.

- Environmental legislation will significantly affect Duke Energy. We aim for fairness for our customers and shareholders.
- In our regulated and commercial businesses, we will pursue low-carbon solutions — like clean coal and natural gas — and no-carbon solutions — like nuclear and renewable energy. We will also pursue innovative energy efficiency and Utility of the Future (advanced power grid) initiatives.
- We will push for the development of new technologies to reduce carbon emissions. Until those technologies are available, we will meet demand with current options.

We must find the path to success during this era of rising costs.

- We expect to see increased costs from modernizing our grid and developing new generation. We will effectively manage the costs of these and other capital projects.
- By running our business well and providing excellent customer service, we can minimize price impacts to our customers and maintain the financial health of the company.

We must deliver on our commitments.

- We will steadily grow earnings — making our company attractive to investors — and achieve our employee incentive target of $1.27 of ongoing diluted earnings per share.
- We will continue to balance our regulated and commercial investments based on the business environment.
- We will strive to be simply the best.

END